Attention Business Editors:
/C O R R E C T I O N from Source — Canadian Oil Sands Trust/
C9905 from 18:05e on July 13, 2006 was transmitted in error. This news release was intended for release on July 14. The documents referred to will be mailed on July 14.

Canadian Oil Sands mails Notice of Variation for its amended offer to purchase Canada Southern Petroleum Ltd.
          CALGARY, July 13 /CNW/ — (TSX — COS.UN) — Canadian Oil Sands Trust (the “Trust”) today announced that its wholly owned subsidiary, Canadian Oil Sands Limited (“Canadian Oil Sands”), has mailed formal documents to reflect its amended offer to purchase any and all of the issued and outstanding shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ: CSPLF/TSX: CSW) to all Canada Southern shareholders today.
          These formal documents reflect the increase announced on July 12, 2006 in Canadian Oil Sands’ offer to US$13.10 cash per common share. Full particulars of the offer are set out in the offer and circular and related materials, as updated by the recent mailing, all of which documents are available on the Trust’s website at: http://www.cos-trust.com/investor/.
          Canada Southern has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that Canadian Oil Sands’ revised offer is fair, from a financial point of view, to the shareholders of Canada Southern and recommends that shareholders accept the revised offer.
Canadian Oil Sands Limited Marcel Coutu President & Chief Executive Officer

Units Listed — Symbol: COS.UN Toronto Stock Exchange
For further information: Siren Fisekci, Director Investor Relations, (403) 218-6228, investor_relations(at)cos-trust.com, Web site: www.cos-trust.com